Exhibit 11.1

Consent of Independent Registered Public Accounting Firm

HomeUnion Holdings, Inc. and subsidiaries

Irvine, California

We hereby consent to the inclusion in this offering circular of our report dated August 12, 2016, relating to the consolidated financial statements of HomeUnion Holdings, Inc.

We also consent to the reference to us under the caption “Experts” in the offering circular.

/s/ BDO USA, LLP

Costa Mesa, California

October 19, 2016